UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Watford Holdings Ltd.

(Name of Issuer)

Common Shares, par value $0.01 per share

(Title of Class of Securities)

G94787101

(CUSIP Number)

Kelso Investment Associates X, L.P.
c/o Kelso & Company
320 Park Avenue, 24th Floor
New York, New York 10022
(212) 350-7700

with copies to:

Michael Diz
Debevoise & Plimpton LLP
919 Third Avenue
New York, New York 10022
(212) 909-6000

(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications)

July 1, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G94787101

1	NAME OF REPORTING PERSON Kelso Investment Associates X, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. G94787101

1	NAME OF REPORTING PERSON KEP X, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited Liability Company)

CUSIP No. G94787101

1	NAME OF REPORTING PERSON KSN Fund X, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. G94787101

1	NAME OF REPORTING PERSON Kelso GP X, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. G94787101

1	NAME OF REPORTING PERSON Kelso GP X, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited Liability Company)

Amendment No. 1 to Schedule 13D

This amendment to Schedule 13D is being filed by each of the Reporting Persons (as defined below) and relates to the common shares, par value $0.01 per share (the “common shares”), of Watford Holdings Ltd., Bermuda company limited by shares (the “Issuer”). The address of the principal executive offices of the Issuer is Waterloo House, 1st Floor, 100 Pitts Bay Road, Pembroke HM 08, Bermuda. The Schedule 13D (the “Schedule”) filed with the SEC on February 26, 2021 is hereby amended and supplemented by the Reporting Persons as set forth below in this Amendment No. 1. This amendment is filed by the Reporting Persons in accordance with Rule 13d-2 of the Securities Exchange Act of 1934, as amended, and refers only to information that has materially changed since the filing of the Schedule 13D. The items identified below, or the particular paragraphs of such items which are identified below, are amended as set forth below. Unless otherwise indicated, all capitalized terms used and not defined herein have the respective meanings assigned to them in the Schedule.

Item 2.	Identity and Background

(a)-(c)    This statement is filed jointly by Kelso Investment Associates X, L.P., a Delaware limited partnership (“KIA”), KEP X, LLC, a Delaware limited liability company (“KEP”), KSN Fund X, L.P., a Delaware limited partnership (“KSN”), Kelso GP X, L.P., a Delaware limited partnership (“Kelso LP”), and Kelso GP X, LLC, a Delaware limited liability company (“Kelso GP”) (the “Reporting Persons” and each, a “Reporting Person”) with respect to the common shares of the Issuer directly owned KIA, KEP and KSN (together, the “Kelso Funds”). Kelso LP is the general partner of each of KIA and KSN, and Kelso GP is the general partner of Kelso LP. The address of the principal office of each of the Reporting Persons is 320 Park Avenue, 24th Floor, New York, NY 10022.

The agreement among the Reporting Persons relating to the joint filing of this statement is filed as Exhibit 99.7 hereto.

Please see Annex A for information regarding the directors and executive officers of Kelso GP and KEP.

(d)       None of the Reporting Persons, or to the knowledge of the Reporting Persons, any person listed on Annex A hereto, has, during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       None of the Reporting Persons, or to the knowledge of the Reporting Persons, any person listed on Annex A hereto, has, during the last five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)        Except as otherwise indicated on Schedule A, each of the individuals referred to on Annex A is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is hereby amended by adding the following at the end thereof:

On July 1, 2021, the merger pursuant to the Merger Agreement was consummated. Upon consummation of the merger, Merger Sub merged with and into the Issuer, with the Issuer surviving as a wholly owned subsidiary of Holdco. Holdco funded payment of the cash merger consideration due pursuant to the Merger Agreement with the proceeds of Equity Financing received from Arch Re Bermuda, the Kelso Funds and WP Windstar, whereby the Kelso Funds made an aggregate cash contribution of $201,140,310 and contributed to Holdco the 230,400 common shares of the Issuer owned by the Kelso Funds. The source of funds for the Kelso Funds’ cash contribution was capital contributions from their respective limited partners.

As a result of the Equity Financing, Greysbridge Holdings Ltd. is no longer a subsidiary of Arch, Arch Re Bermuda owns 40% of Holdco, the Kelso Funds own 30% of Holdco and WP Windstar owns 30% of Holdco. At the effective time of the merger, the directors and officers of Merger Sub immediately prior to the effective time, including Christopher L. Collins, Vice President and Assistant Treasurer of KEP and Kelso GP, and Stephen C. Dutton, Vice President and Assistant Treasurer of KEP and Kelso GP, became the directors and officers of the Issuer. The Issuer’s dividend policy with respect to its common shares will be determined by the board of directors of the Issuer. Holders of the Issuer’s preference shares are entitled to the same dividend and other relative rights, preferences, limitations and restrictions after the merger as applied to such preference shares prior to the merger. Following the effectiveness of the merger, the Issuer notified the Nasdaq Global Select Market (“Nasdaq”) of consummation of the merger and, on July 1, 2021, Nasdaq filed a Form 25 to commence delisting of the Issuer’s common shares from Nasdaq. On July 2, 2021, the Issuer notified Nasdaq of its intent to delist the Issuer’s preference shares from Nasdaq. Accordingly, the Reporting Persons expect that the registrations of the Issuer’s common shares and preference shares under the Exchange Act will be terminated pursuant to Section 12(g)(4) of the Exchange Act.

Item4.	Purpose of Transaction

The information set forth in Item 3 is hereby incorporated by reference into this Item 4.

The first paragraph of Item 5 of hereby amended by amending and restating it as follows:

The purpose of the merger was to enable Holdco to acquire all of the common shares of the Issuer so that Holdco can operate the Issuer as a privately held company while retaining access to the Issuer’s underwriting platform and its licenses in Bermuda, the United States and Europe.

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended by amending and restating it as follows:

(a) and (b) As of the date hereof, none of the Reporting Persons owns any common shares of the Issuer and none of the directors or executive officers of the Reporting Persons owns any common shares of the Issuer.

The following table sets forth the beneficial ownership of common shares of the Issuer as of the date hereof by certain persons that may, together with the Reporting Persons, be deemed to comprise a group within the meaning of Section 13(d)(3) of the Exchange Act. Each of the Reporting Persons disclaims beneficial ownership of all of the securities of the Issuer owned of record, or deemed beneficially owned by such persons, and inclusion of these securities in this report shall not be deemed an admission of beneficial ownership of all the reported securities for any purpose.

Name of beneficial owner	Number of common shares	Percentage of outstanding common shares
Greysbridge Holdings Ltd.	1	100%

The information contained in Item 3 above is incorporated herein by reference.

(c) Excepted as disclosed in Item 3, there have been no transactions in the Issuer’s common shares effected by the Reporting Persons within the 60 days prior to this filing.

(d) No person has the power to direct the receipt of dividends from or the proceeds from the sale of, the common shares of the Issuer beneficially owned by the Reporting Persons.

(e) July 1, 2021,

Item 7.	Materials to Be Filed as Exhibits

Exhibit	Description
99.7	Joint Filing Agreement, dated as of July 7, 2021.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 7, 2021

KELSO INVESTMENT ASSOCIATES X, L.P.

Signature:	/s/ William Woo
By: Kelso GP X, L.P., its general partner; by Kelso GP X, LLC, its general partner; by William Woo, its Managing Member

KEP X, LLC

Signature:	/s/ William Woo
By: William Woo, its Managing Member

KSN FUND X, L.P.

Signature:	/s/ William Woo
By: Kelso GP X, L.P., its general partner; by Kelso GP X, LLC, its general partner; by William Woo, its Managing Member

KELSO GP X, L.P.

Signature:	/s/ William Woo
By: Kelso GP X, LLC, its general partner; by William Woo, its Managing Member

KELSO GP X, LLC

Signature:	/s/ William Woo
By: William Woo, its Managing Member

ANNEX A

Set forth below is the name, position and present principal occupation of the directors and officers of KEP X, LLC. Except as otherwise indicated, the business address of each of such persons is c/o Kelso & Company, 320 Park Avenue, 24th Floor, New York, NY 10022.

Name	Title/Principal Occupation or Employment
Philip E. Berney	Co-President
Frank J. Loverro	Co-President
William Woo	Vice President, Secretary and General Counsel
James J. Connors, II	Vice President
Howard A. Matlin	Vice President, Treasurer and Assistant Secretary
Christopher L. Collins	Vice President and Assistant Treasurer
A. Lynn Alexander	Vice President
Stephen C. Dutton	Vice President
Matthew S. Edgerton	Vice President
Alec J. Hufnagel	Vice President
Henry Mannix III	Vice President
Church M. Moore	Vice President
David L. Cohen	Vice President
Stanley de J. Osborne	Vice President

Set forth below is the name, position and present principal occupation of the directors and officers of Kelso GP X, LLC. Except as otherwise indicated, the business address of each of such persons is c/o Kelso & Company, 320 Park Avenue, 24th Floor, New York, NY 10022.

Name	Title/Principal Occupation or Employment
Philip E. Berney	Co-President
Frank J. Loverro	Co-President
James J. Connors, II	Vice President
Howard A. Matlin	Vice President, Treasurer and Assistant Secretary
Christopher L. Collins	Vice President and Assistant Treasurer
A. Lynn Alexander	Vice President
Stephen C. Dutton	Vice President
Matthew S. Edgerton	Vice President
Alec J. Hufnagel	Vice President
Henry Mannix III	Vice President
Church M. Moore	Vice President
Stanley de J. Osborne	Vice President
William Woo	Vice President, Secretary and General Counsel
David L. Cohen	Vice President
Michael Nicholas	Vice President